ARNALL GOLDEN GREGORY LLP
171 17th Street, NW
Suite 2100
Atlanta, GA  30363-1031

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

May 6, 2008

VIA EDGAR

Ms. Yong Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3561

Re:	Sysco Corporation Form 10-K For Fiscal Year Ended June 30, 2007/ May 1, 2008 Letter to William J. DeLaney

Dear Ms. Kim:

This is to confirm our conversation of earlier today that Sysco Corporation will provide you with its response to the above-referenced letter on or before May 29, 2008.

If you have any questions or concerns, please feel free to contact me.

Sincerely,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

BJA:jwh

cc:	Michael C. Nichols, Esq.
Carrie Platt Ryan, Esq.